Exhibit 3

Durban Roodepoort Deep, Limited

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

(Share code: DUR)

(ISIN: ZAE 000015079)

(ARBN number 086 277 616)

(NASDAQ Trading Symbol: DROOY)

(“DRD”)

OFFER TO SHAREHOLDERS OF EMPEROR MINES LIMITED

1.               INTRODUCTION

QuestCo (Pty) Limited is authorised to announce that, in keeping with its Australasian expansion strategy, DRD will make an offer to acquire all of the outstanding shares in Emperor Mines Limited (“Emperor”). Emperor is a gold mining company listed on the Australian Stock Exchange Limited (“ASX”).  Emperor’s main asset is the Vatukoula gold mine, located on the northern coast of Fiji’s largest island, Viti Levu.  Emperor also has an advanced stage exploration project, Tuvatu, located on the western coast of Viti Levu.

2.               THE OFFER

The consideration offered is one DRD share for every five Emperor shares (“the offer”).  Any Emperor shareholder who becomes entitled to a fraction of a DRD share will have their DRD share entitlement rounded down to the nearest whole number of DRD shares. The offer is for all Emperor shares not already held by DRD or its related corporations (including any shares issued upon exercise of existing Emperor options).  DRD currently holds 19.78% of the Emperor shares in issue.  In the event of full acceptance of the offer, approximately 18.01 million DRD shares will be issued (“the consideration shares”).

3.               CONDITIONS PRECEDENT TO THE OFFER

The offer is conditional on:

•                  DRD obtaining a relevant interest in at least 90% of Emperor;

•                  all necessary regulatory consents and approvals;

•                  ANZ Bank undertaking to waive any and all existing defaults by the Emperor group of companies under Emperor’s existing debt facility and of any defaults arising as a result of the offer;

•                  no material adverse change in the business, financial or trading position or condition, assets, liabilities, profitability or prospects of the Emperor group of companies (including material adverse changes in Emperor’s hedging practices or the regulation of Fijian mineral rights and permits);

•                  no material acquisitions, disposals or changes in Emperor’s business or material expenditure by the Emperor group of companies outside the ordinary course of business;

•                  no fall in the Rand gold price to below R78 000/kg;

•                  no regulatory action, order or decision (other than a determination by the Australian Securities and Investments Commission or the Australian Takeovers Panel in exercise of powers conferred on these bodies under the Australian Corporations Act) which would, or threatens to, restrain, prohibit or impede the full and effectual implementation of the offer and its intentions in relation to Emperor;

•                  quotation of the DRD shares, in the form of DRD CHESS Depository Interests, to be issued under the offer on the ASX; and

•                  no prescribed occurrences under section 652C of the Australian Corporations Act.

DRD may, in its sole discretion, waive any or all of these conditions precedent.

4.               RATIONALE FOR THE OFFER

The board of directors of DRD is of the view that a merger with Emperor will provide DRD with:

•                  critical mass for DRD’s Australasian operations;

•                  an enhanced gold production profile of approximately 385 000 ounces from DRD’s Australasian operations;

•                  additional reserves and resources from a long-life orebody that fits DRD’s profile;

•                  an opportunity to reduce Emperor’s costs utilising DRD’s underground mining skills and experience, specifically epithermal deposit knowledge gained from DRD’s Tolukuma gold mine in Papua New Guinea;

•                  a broadening of DRD’s shareholder base into Australasia; and

•                  an improved platform off which to develop existing Australasian opportunities and to participate further in the Australasian gold mining industry.

5.               PRO FORMA FINANCIAL EFFECTS

As required by the Listing Requirements of the JSE Securities Exchange South Africa (“the JSE”), the pro forma financial effects on the earnings, headline earnings, net asset value and tangible net asset value per DRD share, calculated in accordance with the JSE requirements, is set out below.  The material assumptions are set out following the table.  The pro forma financial effects are based on unaudited financial information of both DRD and Emperor as at 31 December 2003 and so do not constitute a representation of the current or future financial position of DRD should the offer be accepted by Emperor shareholders.

	Before the offer (cents)	After the offer (cents)	Change (%)
Earnings per share	(18.1)	(69.0)	(281)
Headline earnings per share	(18.5)	(69.0)	(273)
Net asset value per share	493.7	624.2	26
Tangible net asset value per share	493.7	624.2	26

Notes:

1.               The earnings and headline earnings per share in the “Before the offer” column of the table are based on the unaudited income statement of DRD for the six months ended 31 December 2003.

2.               The earnings and headline earnings per share in the “After the offer” column of the table are based on 223 917 720 DRD shares in issue, being the weighted average number of shares in issue for the six months ended 31 December 2003, the reviewed Emperor income statement for the six months ended 31 December 2003 and the assumptions that:

•                  the offer is accepted in full; and

•                  the consideration shares were issued on 1 June 2003.

3.               The net asset value per share and tangible net asset value per share in the “After the offer” column of the table are based on the unaudited balance sheets of DRD and Emperor at 31 December 2003.

4.               The net asset value per share and tangible net asset value per share in the “After the offer” column of the table are based on 239 337 383 shares in issue, the reviewed Emperor balance sheet at 31 December 2003 and the assumptions that:

•                  the offer is accepted in full; and

•                  the consideration shares were issued on 31 December 2003 at an issue price of R21.85.

5.               The pro forma financial effects have been prepared according to South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) and have not been audited.

6.               Emperor’s results for the six months ended 31 December 2003 have been adjusted to comply with SA GAAP, in particular AC 133.

7.               The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the US Securities Exchange Commission.

Johannesburg

8 March 2004

Financial advisor in South Africa	Sponsor
Questco (Pty) Limited (Registration number 2002/005616/07)	Standard Corporate & Merchant Bank (A division of The Standard Bank of South Africa Limited) (Registration number 1962/000738/06)